

Request to Shareholders for Additional Shares under the Stock Award and Incentive Plan

2008 Annual Meeting of Shareholders

Jones Lang LaSalle



Forward Looking Statements

Jones Lang LaSalle Incorporated has filed its Proxy Statement for the 2008 Annual Meeting of Shareholders with the U.S. Securities and Exchange Commission (SEC). This presentation has also been filed with the SEC as supplemental proxy solicitation material and has been filed on Form 8-K pursuant to SEC Regulation FD. Statements in this presentation regarding, among other things, future financial results and performance, achievements, plans, targets, projections and objectives may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance, achievements, plans and objectives of Jones Lang LaSalle to be materially different from those expressed or implied by such forward-looking statements and Jones Lang LaSalle makes no representations or guarantees thereof. Factors that could cause actual results to differ materially include those discussed under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk," and elsewhere in Jones Lang LaSalle's Annual Report on Form 10-K for the year ended December 31, 2007 and in other reports filed with the SEC. Statements speak only as of the date of this presentation. Jones Lang LaSalle expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in Jones Lang LaSalle's expectation or results, or any change in events. In addition, nothing herein may be construed or is intended as an offering of any security.

Jones Lang LaSalle®

Our Request to Shareholders:
Refresh share authorization for employee incentives

- The Board of Directors recommends approval of a request to authorize an additional 3,000,000 shares for the Company's Stock Award and Incentive Plan (the Stock Plan).

- Equity is a valued resource we use to retain top talent and drive strategic business objectives.
    - Use of equity-based incentives has contributed to our financial success.
    - Our growth plan will continue to increase the number of employees we include in our stock incentive programs.

- Two-thirds of the shares we are requesting will be used in a way that makes our program consistent with an employee stock purchase program. We will use only a minority of the shares for outright grants of stock.
    - This is an important market differentiator for us

- If the current request is not approved, the Company will be at a disadvantage compared to other companies in providing a competitive total compensation package necessary to attract, retain and motivate the talented employees who are critical to its future success.
    - We are a service business and our people are our biggest asset.

JONES LANG
LASALLE®

Previous Requests Have Been Well Received and Approved; Management has been disciplined in its use of share authorizations

- May 2001, approved 4.45 million additional shares for the Stock Plan
  - Firm replaced option grants with restricted stock units (RSUs) in 2003.

- May 2005, approved 3.0 million additional shares for the Stock Plan
  - Share reserve planned to be sufficient through December 31, 2008 for employee compensation programs, strategic hires and Board of Director compensation programs.

- Current shareholder request is similar in size and planned use
  - Given that the majority of stock utilization occurs in Q1, the 1.1 million projected share reserve at end of 2008 may not be sufficient to fund employee incentive arrangements through the time of our Annual Meeting in 2009.

JONES LANG
LASALLE®

JLL's Stock Ownership Plan (SOP) Consumes Most of the Shares: A market differentiator & key element of our compensation

- The SOP establishes stock ownership guidelines for circa 1,500 senior-level employees globally

  -- Promotes alignment with stock and long-term financial performance

  -- Provides a significant retention incentive for a broad group of employees

Employee Level	Ownership Guideline
International	4 x times salary
Regional	3 x times salary
National	2 x times salary

- Under SOP, 10-20% of employees' annual incentive is automatically paid as RSUs.

  - Annual cash payments are reduced to "purchase" restricted stock units that have a service-based vesting requirement.
  - 50% of RSUs vest after 18 months and remainder after 30 months.
  - Company contributes an additional 20% of value for amount of annual incentive paid as RSU.
  - Historically accounts for the majority of all Stock Plan awards (2005-2007 three-year average is 64%).

- Company growth has led to significant increase in SOP-eligible employees since 2005 share authorization:

  - 2007: 1,500
  - 2006: 1,200
  - 2005: 1,000

- Jones Lang LaSalle considers RSUs used in SOP to be more consistent with employee stock purchase programs since employees are required to forego current cash compensation for future stock ownership.

JONES LANG LASALLE

Employee Stock Ownership through the Stock Plan: Shareholder Benefits

- Use of stock provides balanced employee reward portfolio to manage annual and long-term performance results.

  – RSUs and SOP help focus employees and directors on long-term stock and financial performance.

- SOP Units put significant "skin in the game" for 1,500 key employees

  – Significant retention tool that has resulted in very low voluntary turnover.

- Our growth strategies have delivered outstanding financial performance.

  – Use of stock in our various compensation programs has been key to achieving this success.
  – Stock awards have been utilized in recent acquisitions to facilitate retention of key talent.
  – Compensation Committee has adopted changes to employee compensation programs to manage impact of growth on Stock Plan reserves.

- The Company has made a practice to buy back stock to offset dilution.

  – 3.5 million shares repurchased since 2005.

JONES LANG
LASALLE®

Our Growth Strategies Have Delivered Performance



($ Millions)
$3,000
$2,000
$1,000
$0
$350
$300
$250
$200
$150
$100
$50
$0
$1,390.6
$103.3
$2,013.6
$175.3
$2,652.1
$256.5
2005
2006 (1)
2007

EPS = $3.12 | EPS = $5.24 | EPS = $7.64

Revenue | Net Income

(1) Includes incentive fee from single client of $112.5 million or $1.01 per share

G1 

Local and Regional Service Operations

Execution

G2 

Global Corporate Solutions

Counter Cyclical

G3 

Global Capital Markets

Global Diversity

G4 

LaSalle Investment Management

Annuity

G5 

World Standard Business Operations

Operating Leverage

JONES LANG LASALLE®

Recent Share Usage

- In 2007, JLL granted 1.9% of common stock outstanding in RSUs, including SOP, to key employees and outside directors ("burn rate" trending down)
  - 1.2% represented SOP shares acquired with a portion of annual incentives of key employees, including the associated 20% uplift.
  - 0.7% represented grants of RSUs comparable to long-term incentives granted at other companies.
  - 2005-2007 three year average is significantly lower than 2002-2004 three year average.



Grants as a % of Common Stock Outstanding

Competitive Comparisons:
Equity Usage in Multiple Industries – Median Burn Rate

The chart below compares equity usage with key competitors and other similarly-sized companies in multiple industries with which we can be compared. 2007 data is used for Jones Lang LaSalle and 2006 data is reported for comparator companies with revenues between 1/3 and 3 times Jones Lang LaSalle. (2007 not yet available)



JLL's 0.7% Burn Rate for non-SOP stock grants compares very favorably to median Burn Rate of other employers

JLL: Total Burn Rate 1.9%

Difference of 1.2% reflects mandatory stock awards paid from annual employee bonuses (SOP)

JLL: RSU Awards 0.7%

Notes:
– Burn Rate for comparator companies reflect equity grants made during FY 2006 ÷ diluted common stock outstanding.
– Jones Lang LaSalle numbers reflect FY 2007 data.

Competitive Comparisons:
Equity Usage in Multiple Industries – Median Overhang

The chart below summarizes the potential dilution to which shareholders are exposed due to the potential from stock-based compensation awarded to employees or directors. JLL's 2007 overhang is compared to the same group of key competitors and other similarly-sized companies as were used in the Burn Rate analysis.



JLL's 12.3% overhang compares favorably to other financial services organizations

12.5%

<u>Notes:</u>

– Overhang = sum of stock options & RSUs granted and outstanding + shares available for future grants ÷ diluted common stock outstanding

– Jones Lang LaSalle overhang as of FY2007; other companies as of FY2006

JONES LANG
LASALLE®

10

Global and Diversified Growth:
Approval of the share authorization will support our vision

The chosen real estate expert and strategic adviser to the leading occupiers and investors around the world

Jones Lang LaSalle’s Leading Market Position:

Consolidating Industry

- Strong balance sheet
- Desired global platform
- Disciplined acquirer

Diversity In Uncertain Environment

- Global platform breadth
- Multiple growing service lines
- Increasing market share
- Investment management business

Brand of Choice













ENERGY STAR AWARD 2007
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JONES LANG LASALLE®